Exhibit 99.5
NICE Named MetriStar Top Provider for Smart Self-Service

Metrigy report recognizes NICE’s self-service for delivering top customer sentiment scores and proven business success

Hoboken, N.J., February 15, 2022 – NICE (Nasdaq: NICE) today announced that it has been recognized as a Metristar Top Provider in the Customer Self-Service Knowledge Bases category from a total of 22 companies evaluated. The Metrigy report is based on both customer ratings of providers and quantitative metrics and correlates the products and services evaluated with measurable business success. NICE’s top positioning is the result of high customer sentiment scores and customer documented business success through the use of its products and services by evaluated customers. For a complimentary copy of the report, click here.

The evaluations driving NICE’s winning position were performed as part of Metrigy’s Customer Experience MetriCast 2022 research that assesses business success correlated with customer sentiment. Business success is assessed via data showing before-and-after changes in business metrics (revenue, costs, customer ratings, and agent efficiency) resulting from the use of customer self-service knowledge bases. The study connects customer sentiment by appraising areas such as AI/machine learning, response times to problems and questions, platform reliability, product or service value, technical features, integrations with other key applications and ease of managing content.

Robin Gareiss, CEO & Principal Analyst, Metrigy, commented, “Self-service is one of the fastest-growing technology areas within the customer experience. CX leaders are pairing knowledge bases with other technologies, such as AI-enabled virtual assistants to guide customers to successfully address their issues. They also embed AI and machine learning into the knowledge base so it learns and automatically updates content as needed. NICE not only earned positive ratings and business success scores from research participants, it earned the top business success score of the entire 2022 MetriStar Top Provider program for CX.”

Paul Jarman, CEO, NICE CXone, commented, “Customer experience begins even before customers reach out for support. From the very first internet or website search, customers are already building their perception of the experience and translating it into brand loyalty. Having the ability to independently resolve issues and access answers is critical from the very first instance in today’s digital era. We innovate to deliver frictionless customer experiences wherever the customer journey begins and are pleased to see our efforts recognized in this report. We remain committed to helping organizations build long lasting relationships with their customers through innovation."

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.